UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EARNINGS RELEASE FIRST QUARTER 2019

Results for the first quarter 2019
Ticker: EDN Ratio: 20 Class B shares = 1 ADR Share Cap. net of repurchases: 874 million shares | 43.7 million ADRs Market Cap. net of repurchases(1): ARS 37.5 billion | USD 828 million	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
www.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5510 / 5519

Buenos Aires, Argentina, May 10, 2019. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE/BYMA: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and energy sales, announces its results for the first quarter of 2019. All figures are stated in Argentine pesos of constant purchasing power and have been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what is expressly indicated in the Statements of Comprehensive Income (Loss) expressed at historical values.

RELEVANT EVENTS

Modification of the Seasonal Programming

On April 30, the Secretariat of Renewable Resources and Electricity Market issued Resolution No. 14/2019, which modified the power capacity reference prices and the stabilized prices for energy previously set by Resolution No. 366/2019 for quarterly periods between May and October 2019. Pursuant to this resolution, the power capacity price was maintained for all categories, demands lower than 300 KWh were categorized as residential or non-residential, the stabilized price for energy was maintained for residential customers, and increases were established for non-residential customers and large users.

In turn, ENRE Resolution No. 104 approved the values of Edenor’s Tariff Scheme as from May 1, 2019 and incorporated the new Power Capacity Reference Prices and the Stabilized Prices for Energy set by the Secretariat of Renewable Resources and Electricity Market in Resolution No. 14/2019.

Repurchase of Shares

After successfully completing the first and second share repurchase program for 2018, on April 8, 2019, Edenor’s Board of Directors approved a new program pursuant to the following terms and conditions:

1.      Maximum amount: up to $800 million;

2.      Number and maximum prices: portfolio shares may not cumulatively exceed the 10% of the capital stock cap, with a maximum price of US$ 1.15 per ordinary share listed in Bolsas y Mercados Argentinos S.A. and of US$ 23 per ADR listed in the New York Stock Exchange;

3.      Acquisitions will be made with net realized income; and

Edenor S.A. – 1Q ‘19 Earnings Release	2

(1)     Share price as of 5/8/2019. ARS 42.85 per share and USD 18.94 per ADR.

4.      Term: 120 calendar days starting on April 10, 2019;

As of the issuance of this report, 1.9 million own Series B shares for a total amount of ARS 73.9 million at an average price of USD 17.33 per ADR had been purchased under this program. Thus, the Company holds 31.6 million own portfolio shares representing 3.5% of the capital stock.

Repayment of the Loan granted by ICBC

On April 11th, 2019 The company canceled USD 12.5 million corresponding to the first principal payment of the loan taken out with Industrial and Commercial Bank of China (ICBC) Dubai Branch. The outstanding repayments, also in the amount of USD 12.5 million, will mature in October and April 2019 and 2020. On the same date, USD 1.5 million were paid at an interest rate of 6.12%.

Edenor S.A. – 1Q ‘19 Earnings Release	3

MAIN RESULTS FOR THE FIRST QUARTER 2018

	1Q 2019			1Q 2018			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,081	41.5%	2,704,615	2,341	46.7%	2,593,347	(11.1%)	4.3%
Small commercial	437	8.7%	323,470	491	9.8%	327,738	(11.0%)	(1.3%)
Medium commercial	410	8.2%	31,909	460	9.2%	33,244	(10.8%)	(4.0%)
Industrial	894	17.8%	6,881	966	19.3%	6,874	(7.5%)	0.1%
Wheeling System	920	18.3%	692	1,018	20.3%	702	(9.6%)	(1.4%)
Others
Public lighting	161	3.2%	21	161	3.2%	21	(0.0%)	0.0%
Shantytowns and others	115	2.3%	20	113	2.2%	428	2.3%	(95.3%)
Total	5,018	100%	3,067,608	5,550	111%	2,962,354	(9.6%)	3.6%

* 612,380 customers benefit from Social Tariff

The volume of energy sales decreased by 9.6%, reaching 5,018 GWh, in the first quarter of 2019, against 5,550 GWh for the same period of 2018. This decrease is mainly explained by a 11.1% reduction in the consumption of residential customers, 10.9% decreases for medium and small commercial customers, and 8.6% decreases for large users (industrial users and the wheeling system).  The residential demand decreased as a result of the lower average temperatures recorded (-0.6 °C, -0.4 °C and -1.1 °C in January, February and March, respectively) compared to the previous year, as well as the impact of the economic recession and tariff increases. Small and medium commercial customers were adversely affected by lower commercial activity levels resulting from the economic situation, whereas large users were affected by the lower industrial activity, which is reflected in the fall in the industrial production index (IPI). It should be noted that the 1Q18 comparison period corresponds to a quarter with high activity levels. Furthermore, Edenor’s customer base rose by 3.6%, mainly on account of the increase in residential customers, which have risen to levels above their historical growth as a result of the implemented market discipline actions and the installation, during 2018, of approximately 100,000 integrated energy meters that were mostly destined to regularize clandestine connections. By contrast, the number of commercial and industrial customers has experienced a decrease due to the reduction in the activity during the second semester of 2018.

In millon of Pesos	1st Quarter
in constant purchising power	2019	2018	∆ AR$	∆ %
Revenue from sales	15,986.6	17,587.1	(1,600.5)	(9.1%)
Energy purchases	(10,494.6)	(8,819.3)	(1,675.3)	19.0%
Gross margin	5,492.0	8,767.8	(3,275.8)	(37.4%)
Operating expenses	(5,227.7)	(4,800.6)	(427.0)	8.9%
Other operating expenses	(275.4)	(331.6)	56.3	(17.0%)
Net operating income	(11.0)	3,635.6	(3,646.6)	na
Financial Results, net	(2,092.1)	(1,120.5)	(971.6)	86.7%
RECPAM	3,308.1	1,692.5	1,615.6	95.5%
Income Tax	(1,073.5)	(1,358.1)	284.6	(21.0%)
Net income (loss)	131.5	2,849.4	(2,717.9)	(95.4%)

Revenue from sales decreased by 9.1%, to ARS 15,986.6 million, in the first quarter of 2019, against ARS 17,587.1 million in the first quarter of 2018. This ARS 1,600.5 million drop is mainly due to the previously mentioned lower sales volumes and the mismatch between the granted VAD and the indexes used to apply the inflation adjustment, which generated decreases for approximately ARS 1,571 million and ARS 1,601 million respectively. These effects were partially offset by the increase in revenues resulting from the increase in the cost of energy purchases net of losses for ARS 1,572 million. Furthermore, under the deferred income recoverable in 48 installments and accrued during the February 2017 - January 2018 period, ARS 423.3 million were disclosed in the first quarter of 2019, and ARS 473.2 million in the same period of 2018. The deferrals in the August 2018 (ARS 1,005 million) and February 2019 (ARS 841 millon) increases, which were granted in March 2019, were recognized and will be collectable in 5 installments payable as from March 2019. This deferral had a negative impact on the sales of the first quarter since, if the full VAD update had been timely recorded, revenues would have increased by ARS 140.5 million. Finally, between the comparison periods, CPD adjustments for 2018 and the second semester of 2017 were applied for a total 59.4%, the tariff being fully updated as from March 2019.

Edenor S.A. – 1Q ‘19 Earnings Release	4

VAD adjustments on the recognition of increases in own distribution costs are summarized below:

Energy purchases increased by 19.0%, to ARS 10,494.6 million, in the first quarter of 2019, against ARS 8,819.3 million for the same period in 2018. This ARS 1,675.3 million increase is mainly due to the 29.7% increase in the average purchase price, which generated an impact of ARS 2,633.6 million, as a result of the entry into effect of the new reference seasonal prices as from February and August 2018 and February 2019 pursuant to Resolution No. 1091/2017, Provision No. 75/2018 and Resolution No. 366/2018 of the Secretariat of Renewable Resources and Electricity Market. This increase was partially offset by an 8.2% decrease in the energy volume, which was valued at approximately ARS 1,062.1 million. Despite this increase, the reference seasonal price for residential customers is still subsidized by the National Government, especially in the case of residential customers, where the subsidy reached 35% of the system’s average generation cost in the first quarter of 2019. Additionally, the energy loss rate increased from 16.3% in 1Q18 to 17.4% in 1Q19, and was mainly generated by an increase in the incentive to fraud as a result of the economic recession and the impact of tariff increases. In turn, costs associated with these losses increased by 24.8%, mainly on account of the application of the new average seasonal price for its determination.

Edenor S.A. – 1Q ‘19 Earnings Release	5

Operating expenses increased by 8.9%, reaching ARS 5,227.7 million in 1Q19, against ARS 4,800.6 million in 1Q18. This is mainly accounted for by a ARS 564.8 million increase in penalties, which is explained by the change in the criterion applicable to the valorization of penalties in KWh (since the charge is determined based on the KWh price effective at the time the penalty is actually sanctioned by the ENRE); the price increase in the CENS (cost of non-delivered energy); more rigorous compliance pathways, and a ARS 181.1 million increase on account of higher material consumptions. This increase was partially offset by a ARS 114.5 million decrease in the cost of salaries and social security charges on account of charges in the first quarter of 2019 being lower than those resulting from adjusting for annual inflation the charges corresponding to the first quarter 2018, and a ARS 111.6 million decrease in the allowance for the impairment of trade receivables due to a lower increase in delinquent balances in 1Q19 compared to 1Q18.

In million of pesos	1st Quarter
in constant purchising power	2019	2018	Δ%
Salaries, social security taxes	(1,541.0)	(1,655.5)	(6.9%)
Pensions Plans	(10.8)	(60.1)	(82.1%)
Communications expenses	(80.4)	(97.8)	(17.8%)
Allowance for the impairment of trade and other receivables	(175.7)	(287.3)	(38.8%)
Supplies consumption	(355.7)	(174.6)	103.7%
Leases and insurance	(44.5)	(54.2)	(17.9%)
Security service	(90.9)	(71.8)	26.6%
Fees and remuneration for services	(964.4)	(935.7)	3.1%
Public relations and marketing	0.0	(3.6)	na
Advertising and sponsorship	(12.3)	(1.8)	572.5%
Reimbursements to personnel	(0.2)	(0.2)	4.1%
Depreciation of property, plant and equipment	(833.4)	(705.6)	18.1%
Directors and Supervisory Committee members’ fees	(5.2)	(6.9)	(24.4%)
ENRE penalties	(978.0)	(599.2)	63.2%
Taxes and charges	(134.3)	(144.1)	(6.8%)
Other	(0.9)	(2.3)	(61.4%)
Total	(5,227.7)	(4,800.6)	8.9%

Financial results experienced an 86.7% increase in losses, with ARS 2,092.1 million losses in the first quarter of 2019, against ARS 1,120.5 million losses for the same period in 2018. This is mainly accounted for by higher commercial interest from the debt with CAMMESA due to higher rates in the amount of ARS 357.7 million and a higher depreciation of the peso against the U.S. dollar during the quarter, which resulted in a total negative impact on account of exchange rate differences of ARS 328.6 million and an increase in paid interest in the amount of ARS 281.5 million. These effects were partially offset by higher income from financial interest in the amount of ARS 51.1 million as a result of interest collected on account of an increase in holdings of own corporate bonds and U.S.-denominated bonds.

Net income decreased by ARS 2,717.9 million, recording profits for ARS 131.5 million, in the first quarter of 2019, against profits for ARS 2,894.4 million for the same period in 2018. This lower gross margin, resulting from lower revenue from sales and higher purchases, mainly on account of a drop in the demand for energy, the VAD adjustment mismatches and a higher average purchase price, was exacerbated by higher operating and financial expenses. However, this decrease was partially offset by the positive impact of the result from the exposure to changes in the general purchasing power of the currency (RECPAM).

Edenor S.A. – 1Q ‘19 Earnings Release	6

Adjusted EBITDA

The adjusted EBITDA showed ARS 886.2 million profits in the first quarter of 2019, ARS 3,493.2 million lower than in the same period of 2018. Adjustments correspond to penalties implemented after the RTI for other periods, and commercial interest.

In millon of Pesos	1st Quarter
in constant purchising power	2019	2018	∆ %
Net operating income	(11.0)	3,635.6	na
Depreciation of property, plant and equipment	833.4	705.6	18%
EBITDA	822.4	4,341.2	-81%
Penalties - Res. No 118/2018	-	65.8	na
Penalties - frecuency of meter reading	-	(109.3)	na
Commercial Interests	63.9	81.8	-22%
Adjusted EBITDA	886.2	4,379.4	-80%

Capital Expenditures

Edenor’ s capital expenditures during the first quarter of 2019 totaled ARS 2,068.5 million, compared to ARS 1,269.0 million in the first quarter of 2018. Our investments mainly consisted of the following:

        •          ARS 347.1 million in new connections;

        •          ARS 952.0 million in grid enhancements;

        •          ARS 633.0 million in maintenance;

        •          ARS 12.2 million in legal requirements;

        •          ARS 75.0 million in communications and telecontrol;

        •          ARS 48.5 million in other investment projects.

The increase in investments results from the ambitious plan devised by Edenor for the 2017-2021 period, which focuses on investments optimizing service quality levels in accordance with the quality curves required in the RTI by the regulatory agency.

Total investments in 2018 amounted to ARS 9,556.9 million at restated values as of March 2019, being one of the highest investment levels for the company since its creation.

Edenor S.A. – 1Q ‘19 Earnings Release	7

Energy Losses

In the first quarter of 2019, energy losses experienced a 17.4% increase, against 16.3% for the same period in 2018. The 2018 and 2019 tariff increases have generated a greater incentive to fraud by certain customers, with a 49 Gwh increase in the level of losses in physical units. Additionally, the drop in the demand from large users (which have substantially lower loss levels) has a negative impact on the indicator. Likewise, the rise in the average energy purchase price also increases the value in pesos of these losses.

Additionally, in 1Q19 the Company created multidisciplinary teams to work on new solutions for energy losses and learn about the successful experiences of other distributors. In turn, the company further increased its activities to reduce energy losses on two fronts: on the one hand, Market Discipline actions (DIME) were intensified aiming to detect and normalize irregular connections and electricity theft and frauds and, on the other hand, there was an increase in the installation of Inclusion Meters (Energy Integrated Meter, MIDE) to foster consumption self-management and the integration of users not having a regular income, at the same time encouraging consumption reduction and the prevention of irregular connections having an impact on the safety of customers. The company expects to intensify these actions until reaching expected levels with the purpose of meeting the outlined loss reduction goals.

Indebtedness

As of March 31, 2019, the outstanding principal of our dollar-denominated financial debt amounts to USD 215.2 million, while the net debt amounts to USD 143.7 million. The financial debt consists of USD 165.2 million corresponding to Corporate Bonds maturing in 2022, net of repurchases, and USD 50 million to the bank loan taken out with the Industrial and Commercial Bank of China (ICBC) Dubai Branch. Currently both liabilities bear interest at a fixed rate. On April 11, 2019, after this report’s closing date, the first repayment of the loan taken out with ICBC, in the amount of USD 12.5 million, was made.

Edenor S.A. – 1Q ‘19 Earnings Release	8

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 9 million people and an area of 4,637 sq. km. In 2018, Edenor sold 21,172 GWh of energy and purchased 25,906 GWh (including wheeling system demands), with revenue from sales in the amount of ARS 62.5 billion adjusted by inflation. In turn, the Company had positive net results in the amount of ARS 4,804 million adjusted by inflation.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

 (C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on May 13, 2019, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(844) 204-8586 in the United States or, if outside the United States, +1(412) 317-6364 or +54 (11) 3984-5677 in Argentina. Participants should use conference ID “Edenor” and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com ; www.cnv.gob.ar

Edenor S.A. – 1Q ‘19 Earnings Release	9

Condensed Interim Statements of Financial Position

as of March 31, 2019 and December 31, 2018

Values expressed in constant purchasing power

In million of Argentine Pesos In constant purchising power	12.31.2018	12.31.2017		12.31.2018	12.31.2017
	AR$	AR$		AR$	AR$

ASSETS			EQUITY

Non-current assets			Share capital	877.1	883.3
Property, plant and equipment	71,055.5	69,834.4	Adjustment to share capital	19,059.9	19,180.0
Interest in joint ventures	9.9	9.9	Additional paid-in capital	269.0	269.0
Deferred tax asset	305.9	-	Treasury stock	29.3	23.1
Other receivables	798.7	895.1	Adjustment to treasury stock	374.9	254.8
Total non-current assets	72,170.0	70,739.3	Adquisition cost of own shares	(1,556.3)	(1,194.7)
			Legal reserve	170.8	170.8
Current assets			Opcional reserve	410.3	410.3
Inventories	1,817.9	1,408.2	Other comprehensive loss	(153.0)	(153.0)
Other receivables	463.4	270.6	Accumulated losses	14,905.0	14,773.5
Trade receivables	10,653.2	8,481.8	TOTAL EQUITY	34,387.0	34,617.1
Financial assets at fair value through profit or loss	1,491.8	3,779.9
Financial assets at amortized cost	1,821.7	1,351.2
Cash and cash equivalents	70.2	30.9	LIABILITIES
Total current assets	16,318.2	15,322.5	Non-current liabilities

			Trade payables	299.4	319.9
TOTAL ASSETS	88,488.1	86,061.9	Other payables	8,507.0	8,522.3
			Borrowings	8,173.0	8,039.7
			Deferred revenue	274.1	307.9
			Salaries and social security payable	175.8	181.9
			Benefit plans	421.8	430.5
			Deferred tax liability	9,721.8	8,996.4
			Tax liabilities	348.0	-
			Provisions	1,302.8	1,196.2
			Total non-current liabilities	29,223.6	27,994.8

			Current liabilities
			Trade payables	18,623.3	16,329.9
			Other payables	2,145.2	2,148.5
			Borrowings	1,442.1	1,204.4
			Derivative financial instruments	2.5	1.2
			Deferred revenue	5.3	6.0
			Salaries and social security payable	1,295.1	1,947.9
			Benefit plans	32.4	36.2
			Tax payable	455.4	690.0
			Tax liabilities	700.0	876.4
			Provisions	176.3	209.5
			Total current liabilities	24,877.6	23,449.9
			TOTAL LIABILITIES	54,101.2	51,444.7

			TOTAL LIABILITIES AND EQUITY	88,488.1	86,061.9

Edenor S.A. – 1Q ‘19 Earnings Release	10

Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month periods ended March 30, 2019 and 2018

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	03.31.2019	03.31.2018
	AR$	AR$

Continuing operations
Revenue	15,986.6	17,587.1
Electric power purchases	(10,494.6)	(8,819.3)
Subtotal	5,492.0	8,767.8
Transmission and distribution expenses	(3,055.8)	(2,887.5)
Gross loss	2,436.2	5,880.3
Selling expenses	(1,497.8)	(1,206.4)
Administrative expenses	(674.1)	(706.7)
Other operating expense, net	(275.4)	(331.6)
Operating Profit (Loss)	(11.0)	3,635.6
Financial income	179.9	146.7
Financial expenses	(1,636.1)	(1,023.2)
Other financial expense	(635.8)	(243.9)
Net financial expense	(2,092.1)	(1,120.5)
RECPAM	3,307.9	1,692.5
Profit (Loss) before taxes	1,204.9	4,207.6

Income tax	(1,073.4)	(1,358.1)
Profit (Loss) for the period	131.5	2,849.4

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	0.15	3.17

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Condensed Interim Statements of Comprehensive Income (Loss)
for the three-month periods ended March 30, 2019 and 2018

Expressed at historical values

In millon of Argentine Pesos	03.31.2018	03.31.2018
	AR$	AR$

Continuing operations
Revenue	15,377.1	11,011.4
Electric power purchases	(10,085.1)	(5,525.3)
Subtotal	5,292.0	5,486.1
Transmission and distribution expenses	(2,274.5)	(1,559.1)
Gross loss	3,017.5	3,926.9
Selling expenses	(1,388.6)	(718.1)
Administrative expenses	(556.1)	(411.5)
Other operating expense, net	(264.9)	(207.6)
Operating Loss (Profit)	807.9	2,589.7
Financial income	171.6	91.8
Financial expenses	(1,591.7)	(498.3)
Other financial expense	(618.6)	(124.0)
Net financial expense	(2,038.7)	(530.4)

Loss (profit) before taxes	(1,230.8)	2,059.3

Income tax	316.3	(608.4)
Loss (Profit) for the period	(914.5)	1,450.8

Basic and diluted earnings Loss (Profit) per share:
Basic and diluted earnings (loss) profit per share	4.83	4.83

Edenor S.A. – 1Q ‘19 Earnings Release	12

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 30, 2019 and 2018

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	03.31.2019	03.31.2018
	AR$	AR$

Cash flows from operating activities
Loss (Profit) for the period	131.5	2,849.4
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	1,093.5	2,022.5

Changes in operating assets and liabilities:
Increase in trade receivables	(3,122.0)	(4,105.3)
Dencrease in trade payables	3,390.0	2,797.8
Income Tax Payment	(61.3)	(46.3)
Others	-879.6	699.3

Net cash flows provided by operating activities	552.1	4,217.5

Net cash flows used in investing activities	(128.7)	(4,146.2)

Net cash flows used in financing activities	(458.3)	-

Net (decrease) increase in cash and cash equivalents	(35.0)	71.3

Cash and cash equivalents at beginning of year	30.9	136.7
Exchange differences in cash and cash equivalents	72.4	4.6
Result for exposure to inflation in cash and cash equivalents	1.9	11.6
Net decrease in cash and cash equivalents	(35.0)	71.3
Cash and cash equivalents at the end of period	70.2	224.3

Supplemental cash flows information
Non-cash operating, investing and financing activities
Acquisitions of property, plant and equipment through increased trade payables	(738.5)	(355.5)

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346 -5510 / 5519

Edenor S.A. – 1Q ‘19 Earnings Release	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 10, 2019